Exhibit 15

Consent of Independent Registered Public Accounting Firm

The Board of Directors

British American Tobacco p.l.c.:

We consent to the incorporation by reference in the registration statement (No. 333-219440) on Form S-8 of British American Tobacco p.l.c. of our report dated February 21, 2018, with respect to the Group Balance Sheet of British American Tobacco p.l.c. and subsidiaries (the “Group”) as of December 31, 2017 and 2016, the related Group Income Statement, Group Statement of Comprehensive Income, Group Statement of Changes in Equity, and Group Cash Flow Statement for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the Group’s “consolidated financial statements”), which report appears in the annual report on Form 20-F of British American Tobacco p.l.c. for the year ended December 31, 2017.

/s/ KPMG LLP

London, United Kingdom

March 15, 2018